APPLIFE DIGITAL SOLUTIONS INC.

Letter of Intent For

Asset Acquisition of LeSalon Beauty Ltd.

This binding letter of intent (“LOI”) summarizes the basic terms and conditions by which Applife Digital Solutions Inc. (ticker: “ALDS”), a Nevada corporation (the “Company”) proposes to acquire the assets of LeSalon Beauty Ltd. (the “Acquisition”). In consideration of the Acquisition, the Company shall give stock consideration to acquire the assets of Le Salon Beauty Ltd., subject to due diligence review and negotiation and execution of definitive documentation set forth in this LOI.

Acquirer:Company

Target:LeSalon Beauty Ltd., a company incorporated in England and Wales with company number 09084899 and having its registered office at LeSalon Beauty Ltd of 9th Floor 107, Cheapside, London, England, EC2V 6DN. For the avoidance of doubt, parties agree and understand that the “Storefront” product, a B2B SaaS platform created by the Target, will not be part of the Target at the time of closing, and will therefore not be part of the Acquisition.

Valuation:US$1,400,000.

Consideration:Company shall acquire the assets of the Target for the amount of

$1,400,000 to be paid in cash of US$100,000 (to be paid within 14 days of closing) and US$1,300,000 in shares of Rule 144 common stock of the Company.

The stock consideration will be 13,000,000 shares of common stock to be issued within 45 days following the closing date of the of the Asset Purchase Agreement.

If under the terms of this LOI the Target would be entitled in shares that would exceed the 4.9% maximum holding, the Target will be entitled to equivalent Rule 144 stock share options (with an equivalent value) for any excess. Share options shall be transferable.

Common Stock Issuance:13,000,000 shares of the Acquirer’s common stock priced at $0.10 per share with an aggregate value of $1,300,000.

Assets to Acquire:Subject to an Asset Purchase Agreement, Acquirer will purchase from

Target the following assets:

i)Customer and vendor accounts;

ii)Independent contractors;

iii)Service contracts and licenses;

iv)Code for the platform;

v)Domain;

vi)Trademark and all social media accounts;

vii)Trade secrets;

viii)Marketing plans; and

ix)Any other material assets that are essential

to the business

Make-Up Guarantee:If the common stock price does not exceed a 3-day average trading price of $0.10 per share beginning on the execution date of definitive documentation and expiring six months after the stock issuance date representing the expiration of the applicable Rule 144 holding period for restricted stock (“Make-Up Period”), then Company shall make up the difference by taking 13,000,000 shares and multiplying it by the product of $0.10 minus the highest 3-day average traded share price during the Make-Up Period and issuing such make-up amount pro rata to the Target provided that Target cannot own more than 4.9% of the Acquirer’s authorized and outstanding common stock at any one time. (“Make-Up Guarantee”).

Exclusivity Period:Upon execution of this LOI, Target and its members shall not offer or negotiate with any third parties during the Due Diligence Period.

Due Diligence Review:During the Exclusivity Period, Target and their respective advisors shall use best efforts to provide the documents listed in the Due Diligence Request List (Exhibit A) during the due diligence period commencing on execution of this LOI (“Due Diligence Period”).

Controlling Stockholder: Target shall receive its allocation of the Acquirer’s common stock directly from the Acquirer; provided that Targe cannot own more than 4.9% of the Acquirer’s authorized and outstanding common stock at any one time.1

Closing Date:Approximately August 30, 2023.

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1 As of February 11, 2023, any person owning more than 7,000,000 shares of the Acquirer would become a “controlling stockholder” and the Acquirer would be forced to disclose such shareholder in its filing among other requirements.

Expenses:With the exception of the Company’s contribution of up to 50% of Target’s legal expenses with such contribution not to exceed USD10,000 (to be paid within 14 days of execution of the definitive documents), each party shall pay its own expenses in connection with its due diligence and preparation and execution of the definitive agreements. However, if the deal is not consummated by the Long Stop Date (as defined below), and is terminated in accordance with the Termination Rights clause, the Terminating Party shall be entitled to be paid the Target Cancellation Fee, as applicable and defined below by the other party within 5 business days of the date of termination, but only to the extent the non-terminating party had acted in negligence, bad faith or misconduct such as, but not limited to: (i) as applied to the Target: its failure to provide due diligence materials necessary for Acquirer’s legal due diligence and financial audit and review during the Due Diligence Period (which are summarized in Exhibit A), and (ii) as applied to the Company: its failure to in good faith progress the transaction by the Long Stop Date through no material fault of the Target.

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Cancellation Fee:The Target’s Cancellation Fee represents the Company’s reasonable estimation of audit expenses, legal fees and operational costs in the amount of one hundred twenty-five thousand dollars ($125,000).

Cancellation Fee Exception:Cancellation Fee Exception: If at the end of the Volume Period the 10- day average trading volume of ALDS does not reach a minimum of 50,000 shares, the Target shall have the right to terminate the transaction without incurring the Cancellation Fee. This right to terminate without incurring the Target Cancellation Fee shall be exercisable by the Target at the end of the Volume Period if the aforementioned trading volume requirement is not met. "Volume Period" is defined as the time between (i) the signing of the LOI, and (ii) the earlier of: the date falling 75 days after the signing of the LOI, or the date of transfer of the assets pursuant to definitive agreements.

Target Management:Target management shall provide transition services to the Company post- Acquisition for a period of twelve (12) months. Target founders will be engaged by Company to provide advisory and consulting services to ease the transition, maintenance of the e-commerce platform, as well as advise on future growth into new markets, and other reasonable requests. The advisory hours shall be limited to 20 hours per month from the advisors, in aggregate, in good faith, during the first twelve (12) months post-acquisition period.

These advisory agreements shall pay each of the three founders:

-$8,333 per quarter ($2,777 per month) for the first 4 quarters post-acquisition (with the first payment on the date that is 90 days post closing)

-$16,666 per quarter ($5,555 per month) for the next 4 quarters. Each of the three founders will also be issue 1,000,000 Rule 144 shares of common stock at same pricing in Common Stock Issuance and the Make-Up Guarantee terms defined within this agreement. Founders may elect to take Rule 144 stock options.

Founder’s Names:Jean-Michel Chalayer, Founder
Natasha Pilbrow, Founder
Nabil Freeman, Founder

Confidentiality:The parties agree to hold in strict confidence all non-public, confidential,

or proprietary information disclosed by either party in connection with this transaction (“Confidential Information”). Confidential Information includes, but is not limited to, financial data, the Target’s code base, business plans, customer lists, trade secrets, and any other information that is not generally known to the public. The receiving party shall use Confidential Information solely for the purpose of evaluating and completing the transaction and shall not disclose it to any third party, except as required by law, regulation, or legal process, or to its employees, agents, or advisors who have a need to know and are bound by confidentiality obligations at least as protective as those set forth herein. Upon termination of the transaction or upon request of the disclosing party, the receiving party shall promptly return or destroy all copies of Confidential Information in its possession or control. This confidentiality obligation shall survive the termination of the transaction for a period of two (2) years from the date of disclosure. The parties acknowledge that a breach of this confidentiality provision may cause irreparable harm to the disclosing party, and that the disclosing party shall be entitled to seek appropriate injunctive relief in addition to any other remedies available at law or in equity.

Governing Law:New York

Binding LOI:Subject to the Termination Rights set out below, this LOI shall be binding on the parties until definitive agreements are executed and delivered by the parties.

Termination Rights

Either party may terminate this LOI without liability to the other party if:

(a)The parties have not executed definitive agreements by 30 December

2023 (the “Long Stop Date”), provided that the terminating party has not caused the delay in the execution of the definitive agreements;

(b)The parties fail to obtain any required regulatory approvals, consents, or authorizations necessary for the consummation of the transaction prior to 30 December 2023; or

(c)The Acquirer discovers material adverse changes in the financial condition, business, or prospects of the Target during the Due Diligence Period that were not disclosed at the time of entering into this LOI, and such changes are not rectified within a reasonable time frame.

In addition, (i) the Company may terminate this LOI if the Target fails to provide the due diligence materials during the Due Diligence Period, and (ii) the Target may terminate this LOI in accordance with its additional termination right set out in the Cancellation Fee Exception clause.

In the event of termination in accordance with the provisions of this Termination Rights clause, neither party shall have any further obligations or liabilities under this LOI, except for (i) any obligations or liabilities arising from any breach of the Confidentiality clause or any other surviving provisions, and (ii) to the extent a Cancellation Fee is payable, if the conditions set out in that clause are met.

Time is of the Essence:This Binding LOI shall be null and void if it is not signed and returned to

Acquirer via email on or before August 9th, 2023 at 5pm London time.

Applife Digital Solutions Inc.	LeSalon Beauty Ltd.

By: /s/ Matthew Reid	By: /s/ Jean Michel Chalayer
Name: Matthew Reid	Name: Jean Michel Chalayer
Title: CEO	Title: Director

By: /s/ Natasha Pilbrow
Name: Natasha Pilbrow
Title: Board Member

Exhibit A

Due Diligence Request List

Applife Digital Solutions Inc., is a Nevada corporation, listed on the OTCQB under the ticker symbol: (“ALDS”) (the “Company”). Company is contemplating an acquisition of the assets of LeSalon Beauty Ltd. (“LeSalon”), a company providing a platform for mobile beauty therapists and their clients to be able to locate, book and pay for health and wellness services (the “Acquisition”). Since Company will expend significant resources and time with respect to the Acquisition, Company requests certain information from LeSalon as part of its customary business and legal due diligence. Company reserves the right to make any additional requests for information based on the information received, in which case LeSalon will apply best efforts to submit such additional information, however, parties agree that such additional information requests shall not formerly be part of the “Due Diligence Request List” as defined in the LOI.

Section A - General Information

A-1Provide date of incorporation and corporate entity formation documents and any subsidiaries.

A-2Provide the investment pitch deck used for LeSalon’s latest equity fundraise in 2018.

A-3List any litigation, arbitration, regulatory proceeding, tax investigation, and similar matters to which the Company is involved in for at least the last five 5 years and for which any assets could be encumbered or have liens or be materially affected. Briefly describe each, the current status, the potential outcome as it pertains to the material assets of the Company.

A-4N/A.

A-5Provide copies of any significant agreements, partnership agreements, royalty or license agreements, sales contracts with significant customers or beauty technicians.

A-6List all patents, trademarks, service marks, copyrights issued or applied for with the expiration date (where applicable) and current status on the applications in process.

A-7Describe below transactions and series of related transactions since the company inception or currently proposed to which your LeSalon, Officers, Directors and Beneficial Owners of 5% of any class of stock was a party or will be a party in which:

1.the amounts exceeded or will exceed $25,000; and

2.any of your directors, executive officers and/or beneficial holders of more than 5% of any class of your capital stock, or any member of their immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

A-8Provide a list of all employees and contractors including positions/responsibilities.

Section B – Markets and Marketing

Founders will provide all information that they have from previous markets and marketing efforts that were successfully used in growing the business and for future prospects.

Section C – Board, Management Team & Employees

C-1N/A.

Section D – Ownership

D-1N/A.

Section E – Financial Information

E-1Provide a current balance sheet and for each year since company inception

E-2Provide a current projected cash flow and for each year since company inception .

E-3Provide a current P&L and for each year since company inception..

E-4Provide a description of any outstanding debt, liability, off-balance sheet arrangements, litigation or contingency that is more than $10,000, in the aggregate or individually.

E-5List all loans payable, notes payable, mortgages, and any other debt instruments outstanding. Show payee, maturity date, monthly payments, interest rate, balance outstanding at date of most recent financial statements, details of any assets pledged to secure the debt and any third party or cross guarantees.

Section F – Technology

All code for all front end and backend systems should be available for audits as read-only on GITHUB. For the avoidance of doubt, the “Storefront” code will not be part of this.

Section G – Social Media

Please list all social media accounts, channels, blogs or any online presence managed by Le Salon, for or on-behalf of Le Salon.